Exhibit 99.1

BIT Mining Limited Announces Unaudited Financial Results

for the Fourth Quarter and Full Year ended December 31, 2024

AKRON, Ohio, February 28, 2025/PRNewswire/—BIT Mining Limited (NYSE: BTCM) (“BIT Mining,” “the Company,” “we,” “us,” or “our company”), a leading technology-driven cryptocurrency mining company, today reported its unaudited financial results for the fourth quarter ended December 31, 2024.

On December 9, 2024, the Company completed the first closing of acquisition of cryptocurrency mining data centers and Bitcoin (“BTC”) mining machines in Ethiopia. After the first closing of acquisition, the Company acquired 51% equity interests in a cryptocurrency mining data center in Ethiopia (the “Ethiopia data center”). The acquisition of the Ethiopia data center represents a development strategy to focus on data center globally and has a major effect on the Company’s results of operations.

Xianfeng Yang, Chief Executive Officer of BIT Mining, commented, “We are pleased to present robust and growth-oriented financial results for the fourth quarter. Throughout this period, we have implemented a range of initiatives to enhance operational efficiency and continuously refine our business structure, all of which have produced favorable outcomes. We successfully completed the first closing of the Ethiopia data center acquisition in December of 2024. The remaining mining facilities under construction are on track to be operational by mid second quarter of 2025, and the mining equipments we have procured will soon be delivered to the site. These advancements are expected to generate stronger, more stable revenue streams moving forward. We are confident in our future trajectory and remain fully committed to pioneering new opportunities that will create lasting value for our shareholders.”

Fourth Quarter 2024 Highlights for Continuing Operations

•	Revenues were US$8.8 million for the fourth quarter of 2024, representing a decrease of US$1.6 million from US$10.4 million for the fourth quarter of 2023, and an increase of US$4.0 million from US$4.8 million for the third quarter of 2024.

•	Operating loss was US$2.5 million for the fourth quarter of 2024, representing a significant decrease of US$11.8 million from US$14.3 million for the fourth quarter of 2023, and a decrease of US$2.3 million from US$4.8 million for the third quarter of 2024.

•	Non-GAAP operating loss[1] was US$2.3 million for the fourth quarter of 2024, compared with non-GAAP operating loss of US$4.0 million for the fourth quarter of 2023, and non-GAAP operating loss of US$4.8 million for the third quarter of 2024.

•

Net loss attributable to BIT Mining was US$2.1 million for the fourth quarter of 2024, compared with net loss attributable to BIT Mining of US$15.5 million for the fourth quarter of 2023, and net loss attributable to BIT Mining of US$4.8 million for the third quarter of 2024.

•	Non-GAAP net loss[1] attributable to BIT Mining was US$2.0 million for the fourth quarter of 2024, compared with non-GAAP net loss attributable to BIT Mining of US$4.4 million for the fourth quarter of 2023, and non-GAAP net loss attributable to BIT Mining of US$4.8 million for the third quarter of 2024.

•

Basic and diluted losses per American Depositary Share (“ADS”)[2] attributable to BIT Mining Limited including from continuing operations and discontinued operations for the fourth quarter of 2024 were US$0.16.

•	Non-GAAP basic and diluted losses per ADS[2] attributable to BIT Mining Limited including from continuing operations and discontinued operations for the fourth quarter of 2024 were US$0.16.

Full Year 2024 Highlights for Continuing Operations

•	Revenues were US$32.9 million for the full year 2024, compared with revenues of US$43.1 million for the full year 2023.

•	Operating loss was US$7.8 million for the full year 2024, compared with operating loss of US$25.2 million for the full year 2023.

•	Non-GAAP operating loss[1] was US$6.6 million for the full year 2024, compared with non-GAAP operating loss of US$14.2 million for the full year 2023.

•	Net loss attributable to BIT Mining was US$6.9 million for the full year 2024, compared with net loss attributable to BIT Mining of US$25.4 million for the full year 2023.

•	Non-GAAP net loss[1] attributable to BIT Mining was US$6.1 million for the full year 2024, compared with non-GAAP net loss attributable to BIT Mining of US$13.5 million for the full year 2023.

•	Basic and diluted earnings per ADS[2] attributable to BIT Mining Limited including from continuing operations and discontinued operations for the full year 2024 were US$1.03.

•	Non-GAAP basic and diluted earnings per ADS[2] attributable to BIT Mining Limited including from continuing operations and discontinued operations for the full year 2024 were US$1.09.

Full Year 2024 Highlights for Discontinued Operations

•	Net income from discontinued operations, net of applicable income taxes was US$18.9 million for the full year 2024, compared with net loss from discontinued operations, net of applicable income taxes of US$3.3 million for the full year 2023. The year-over-year increase of US$22.2 million was mainly attributable to the gain on disposal of discontinued operations, net of applicable income taxes of US$18.7 million for the full year 2024.

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses, legal contingencies, changes in gain from short-term investments, gain from disposal of long-term investments, impairment of long-term investments and changes in fair value of derivative instruments. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

2 American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred Class A ordinary shares of the Company.

Fourth Quarter 2024 Financial Results for Continuing Operations

Revenues

Revenues were mainly comprised of US$5.0 million from the self-mining business and US$3.8 million from the data center business.

Self-mining

As of today, the total hash rate capacity of our DOGE/LTC mining machines in operation is approximately 13,793.00 GH/s. For the three months ended December 31, 2024, we produced 16.1 million DOGE and 4,578 LTC from our DOGE/LTC cryptocurrency mining operations and recognized revenue of approximately US$4.5 million.

Considerable uncertainty persists in the market despite the recent modest recovery and growth in cryptocurrency asset prices. Facing this current environment, we remain determined to improve our quality and efficiency. As of today, the total hash rate capacity of our BTC mining machines in operation is approximately 395.00 PH/s. For the three months ended December 31, 2024, we produced 3.16 BTC from our BTC cryptocurrency mining operations and recognized revenue of approximately US$0.3 million. Cryptocurrency mining revenue from other cryptocurrencies, such as ETC, BEL, JKC, PEP and LKY, totaled approximately US$0.2 million.

Data Center Operation

During the fourth quarter of 2024, our 82.5 megawatt space (the “82.5 Megawatt Space”) at the Ohio Mining Site recognized approximately $3.8 million in service fee revenue, representing an increase of US$2.1 million compared with the third quarter of 2024, which was primarily due to the increase in new customers leading to an increase in electricity consumption.

Overall

Revenues were US$8.8 million for the fourth quarter of 2024, representing a decrease of US$1.6 million, or 15.4%, from US$10.4 million for the fourth quarter of 2023, and an increase of US$4.0 million, or 83.3%, from US$4.8 million for the third quarter of 2024. The year-over-year decrease was mainly attributable to higher computing power of the whole network in the fourth quarter of 2024 compared with the computing power in the fourth quarter of 2023, resulting in an increased difficulty in cryptocurrency mining activities. The sequential increase was mainly attributable to the sharp increase in cryptocurrency prices.

Operating Costs and Expenses

Operating costs and expenses were US$12.9 million for the fourth quarter of 2024, representing a decrease of US$0.8 million, or 5.8%, from US$13.7 million for the fourth quarter of 2023, and an increase of US$3.9 million, or 43.3%, from US$9.0 million for the third quarter of 2024.

Cost of revenue was US$8.5 million for the fourth quarter of 2024, representing a decrease of US$1.3 million, or 13.3%, from US$9.8 million for the fourth quarter of 2023, and an increase of US$2.1 million, or 32.8%, from US$6.4 million for the third quarter of 2024. The year-over-year decrease was mainly attributable to the (i) decrease of US$0.9 million in hosting fee due to the termination of cooperation between us and a third party data center in Texas; and (ii) decrease of US$0.6 million in salary caused by staff turnover and reduced overseas deployment subsidies. The sequential increase was mainly attributable to the increase in electricity consumption caused by the new customers and the depreciation of the newly purchased mining machines in the fourth quarter of 2024. Cost of revenue was comprised of the direct cost of revenue of US$5.8 million and depreciation and amortization expenses of US$2.7 million. The direct cost of revenue mainly included direct costs relating to (i) the cryptocurrency mining business of US$0.1 million, and (ii) the data center business of US$5.7 million.

Sales and marketing expenses were US$0.01 million for the fourth quarter of 2024, compared with US$0.03 million for the fourth quarter of 2023 and US$0.01 million for the third quarter of 2024.

General and administrative expenses were US$4.4 million for the fourth quarter of 2024, representing an increase of US$0.6 million, or 15.8%, from US$3.8 million for the fourth quarter of 2023 and an increase of US$1.9 million, or 76.0%, from US$2.5 million for the third quarter of 2024. The year-over-year increase was mainly due to (i) an increase of US$0.4 million of travel and business entertainment expenses related to the Ethiopia acquisition, and (ii) an increase of USD$0.2 million from audit and audit-related professional service fee. The sequential increase was mainly due to (i) an increase of US$0.3 million in professional service fee related to our at-the-market offering, (ii) an increase of US$0.2 million from share-based payment, (iii) an increase of US$0.3 million from year-end bonuses, and (iv) an increase of US$0.5 million from audit and audit-related fees.

Other Operating Expenses

Other operating expenses were US$0.5 million for the fourth quarter of 2024, representing a sharp decrease of US$11.8 million, or 95.9%, from US$12.3 million for the fourth quarter of 2023 and an increase of US$0.5 million from nil for the third quarter of 2024. The sharp year-over-year decrease was mainly due to (i) a decrease of credit loss provision related to other receivables and prepayment of US$1.9 million and (ii) a decrease of US$10.0 million in legal contingencies accrued for the FCPA investigations. The sequential increase was mainly due to an increase of credit loss provision for prepayment of US$0.5 million.

Net Gain on Disposal of Cryptocurrency Assets

Net gain on disposal of cryptocurrency assets was US$1.5 million for the fourth quarter of 2023, which was mainly due to fluctuating market prices for cryptocurrency assets by using first-in-first-out (“FIFO”) to calculate the cost of disposition. Effective January 1, 2024, the Company adopted ASU 2023-08, which requires cryptocurrency assets to be measured at fair value. Therefore, there was no gain or loss on disposal of cryptocurrency assets for the third and fourth quarter of 2024.

Impairment of Cryptocurrency Assets

Impairment of cryptocurrency assets was US$0.2 million for the fourth quarter of 2023, mainly due to the provisions for impairment of cryptocurrency assets held as a result of fluctuations in cryptocurrency prices. Upon adoption of ASU 2023-08 on January 1, 2024, there was no impairment of cryptocurrency assets for the third and fourth quarter of 2024.

Changes in Fair Value of Cryptocurrency Assets

Changes in fair value of cryptocurrency assets were US$1.8 million for the fourth quarter of 2024, and US$0.6 million for the third quarter of 2024. The difference was due to the remeasurement on the fair value of the cryptocurrency assets held as we adopted ASU 2023-08 on January 1, 2024, while the accounting treatment was different for the fourth quarter of 2023.

Operating Loss from Continuing Operations

Operating loss from continuing operations was US$2.5 million for the fourth quarter of 2024, compared with operating loss from continuing operations of US$14.3 million for the fourth quarter of 2023, and operating loss from continuing operations of US$4.8 million for the third quarter of 2024.

Non-GAAP operating loss from continuing operations was US$2.3 million for the fourth quarter of 2024, compared with non-GAAP operating loss from continuing operations of US$4.0 million for the fourth quarter of 2023, and non-GAAP operating loss from continuing operations of US$4.8 million for the third quarter of 2024. The year-over-year decrease in non-GAAP operating loss from continuing operations was mainly due to the decrease of credit loss provision related to other receivables and prepayment of US$1.9 million. The sequential decrease in non-GAAP operating loss from continuing operations was mainly due to a positive change of US$2.4 million in changes in fair value of cryptocurrency assets.

Net Loss Attributable to BIT Mining including from Continuing Operations and Discontinued Operations

Net loss attributable to BIT Mining was US$2.1 million for the fourth quarter of 2024, compared with net loss attributable to BIT Mining of US$19.0 million for the fourth quarter of 2023, and net loss attributable to BIT Mining of US$4.8 million for the third quarter of 2024. The year-over-year decrease in net loss attributable to BIT Mining was mainly due to (i) a decrease of credit loss provision related to other receivables and prepayment of US$1.9 million, (ii) a decrease of US$10.0 million in legal contingencies accrued for the FCPA investigations, (iii) a decrease of US$1.4 million in impairment of long-term investments, and (iv) a decrease of US$3.4 million in loss from discontinued operations. The sequential decrease in net loss attributable to BIT Mining was mainly due to a positive change of US$2.4 million in changes in fair value of cryptocurrency assets.

Non-GAAP net loss attributable to BIT Mining was US$2.0 million for the fourth quarter of 2024, compared with non-GAAP net loss attributable to BIT Mining of US$7.8 million for the fourth quarter of 2023, and non-GAAP net loss attributable to BIT Mining of US$4.8 million for the third quarter of 2024. The year-over-year decrease in non-GAAP net loss attributable to BIT Mining was mainly due to (i) a decrease of credit loss provision related to other receivables and prepayment of US$1.9 million and (ii) a decrease of US$3.4 million in loss from discontinued operations. The sequential decrease in non-GAAP net loss attributable to BIT Mining was mainly due to a positive change of US$2.4 million in changes in fair value of cryptocurrency assets.

Cash and Cash Equivalents

As of December 31, 2024, the Company had cash and cash equivalents of US$1.8 million, compared with cash and cash equivalents of US$3.2 million as of December 31, 2023.

Cryptocurrency Assets

As of December 31, 2024, the Company had cryptocurrency assets of US$9.6 million in aggregate, which comprised of 19.06 BTC, 1,246 ETH, 7.6 million DOGE, 0.9 million USDT and various other cryptocurrency assets, which were generated from its cryptocurrency mining business.

About BIT Mining Limited

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company with operations in cryptocurrency mining, data center operation and mining machine manufacturing. The Company is strategically creating long-term value across the industry with its cryptocurrency ecosystem. Anchored by its cost-efficient data centers that strengthen its profitability with steady cash flow, the Company also conducts self-mining operations that enhance its marketplace resilience by leveraging self-developed and purchased mining machines to seamlessly adapt to dynamic cryptocurrency pricing. The Company also owns 7-nanometer BTC chips and has strong capabilities in the development of LTC/DOGE miners and ETC miners.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

As a supplement to net loss, we use the non-GAAP financial measure of adjusted net loss which is U.S. GAAP net loss as adjusted to exclude the impact of share-based compensation expenses, legal contingencies, changes in gain from short-term investments, gain from disposal of long-term investments, impairment of long-term investments and changes in fair value of derivative instruments. All adjustments are non-cash and we believe they are not reflective of our general business performance. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net loss. In addition, our definition of adjusted net loss may be different from the definition of such term used by other companies, and therefore comparability may be limited.

For more information:

BIT Mining Limited

ir@btcm.group

ir.btcm.group

www.btcm.group

Piacente Financial Communications

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com

BIT Mining Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars ("US$"), except for number of shares)
(Unaudited)

	December 31, 2023	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	3,244	1,808
Accounts receivable	2,876	1,913
Prepayments and other current assets	6,298	5,583
Cryptocurrency assets	7,625	9,581
Current assets of discontinued operations	13,813	-
Total current assets	33,856	18,885

Non-current assets:
Property and equipment, net	22,833	19,780
Intangible assets, net	2,033	7,633
Deposits	2,466	2,462
Long-term investments	4,173	3,775
Right-of-use assets	4,273	2,627
Long-term prepayments and other non-current assets	2,962	27,406
Total non-current assets	38,740	63,683

TOTAL ASSETS	72,596	82,568

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	821	19
Accrued payroll and welfare payable	410	306
Accrued expenses and other current liabilities	14,333	6,958
Operating lease liabilities – current	1,681	1,477
Income tax payable	76	71
Current liabilities of discontinued operations	27,605	-
Total current liabilities	44,926	8,831

Non-current liabilities:
Other non-current liabilities	-	776
Operating lease liabilities - non-current	2,538	1,071
Total non-current liabilities	2,538	1,847

TOTAL LIABILITIES	47,464	10,678

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share; 1,599,935,000 shares authorized as of December 31, 2023 and December 31, 2024; 1,111,232,210 and 1,595,399,890 shares issued and outstanding as of December 31, 2023 and December 31, 2024, respectively	54	78
Class A preference shares, par value US$0.00005 per share; 65,000 shares authorized as of December 31, 2023 and December 31, 2024; 65,000 shares issued and outstanding as of December 31, 2023 and December 31, 2024	-	-
Class B ordinary shares, par value US$0.00005 per share; 400,000,000 shares authorized as of December 31, 2023 and December 31, 2024; 99 shares issued and outstanding as of December 31, 2023 and December 31, 2024	-	-
Additional paid-in capital	621,837	640,723
Treasury shares	(21,604)	(21,604)
Accumulated deficit and statutory reserve	(570,879)	(557,915)
Accumulated other comprehensive loss	(4,276)	(4,394)
Total BIT Mining Limited shareholders’ equity	25,132	56,888
Non-controlling interests	-	15,002
Total shareholders' equity	25,132	71,890

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	72,596	82,568

BIT Mining Limited
Condensed Consolidated Statements of Comprehensive (Loss) Income
(Amounts in thousands of U.S. dollars (“US$”),
 except for number of shares, per share (or ADS) data)
(Unaudited)

	Three Months Ended			Twelve Months Ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2023	December 31, 2024
Revenues	10,407	4,770	8,793	43,101	32,922

Operating costs and expenses:
Cost of revenue	(9,843)	(6,448)	(8,506)	(40,055)	(29,938)
Sales and marketing expenses	(31)	(16)	(16)	(153)	(54)
General and administrative expenses	(3,820)	(2,513)	(4,375)	(18,465)	(13,609)
Service development expenses	-	-	-	(874)	(69)
Total operating costs and expenses	(13,694)	(8,977)	(12,897)	(59,547)	(43,670)
Other operating income	46	11	196	180	214
Other operating expenses	(12,345)	(2)	(481)	(13,642)	(536)
Net gain on disposal of cryptocurrency assets	1,531	-	-	7,074	-
Impairment of cryptocurrency assets	(242)	-	-	(2,359)	-
Changes in fair value of cryptocurrency assets	-	(601)	1,830	-	3,203
Changes in fair value of payables settled by cryptocurrency assets	-	-	37	-	37
Operating loss from continuing operations	(14,297)	(4,799)	(2,522)	(25,193)	(7,830)
Other income (expense), net	289	(21)	253	691	370
Interest income	-	1	-	242	2
Loss from equity method investments	(620)	-	(153)	(295)	(20)
Impairment of long-term investments	(1,408)	-	-	(1,408)	-
Gain from disposal of long-term investments	-	-	-	614	-
Gain from short-term investments	-	-	55	-	210
Changes in fair value of derivative instruments	498	69	85	(35)	257
Loss before income tax from continuing operations	(15,538)	(4,750)	(2,282)	(25,384)	(7,011)
Income tax benefits	-	-	-	-	-
Net loss from continuing operations	(15,538)	(4,750)	(2,282)	(25,384)	(7,011)
(Loss) income from discontinued operations, net of applicable income taxes	(3,416)	-	-	(3,326)	240
Gain on disposal of discontinued operations, net of applicable income taxes	-	-	-	-	18,687
Net (loss) income from discontinued operations, net of applicable income taxes	(3,416)	-	-	(3,326)	18,927
Net (loss) income	(18,954)	(4,750)	(2,282)	(28,710)	11,916
Less: Net loss attributable to the non-controlling interests	-	-	(155)	-	(155)
Net (loss) income attributable to BIT Mining Limited	(18,954)	(4,750)	(2,127)	(28,710)	12,071
Other comprehensive income (loss):
Foreign currency translation gain (loss)	168	140	(143)	(316)	(118)
Other comprehensive income (loss), net of tax	168	140	(143)	(316)	(118)
Comprehensive (loss) income	(18,786)	(4,610)	(2,425)	(29,026)	11,798
Less: comprehensive loss attributable to non-controlling interests	-	-	(155)	-	(155)
Comprehensive (loss) income attributable to BIT Mining Limited	(18,786)	(4,610)	(2,270)	(29,026)	11,953

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	1,111,232,309	1,154,341,490	1,293,350,917	1,102,373,814	1,171,663,331
Diluted	1,111,232,309	1,154,341,490	1,293,350,917	1,102,373,814	1,171,663,331

(Losses) earnings per share attributable to BIT Mining Limited-Basic and Diluted
Net loss from continuing operations	(0.02)	(0.00)	(0.00)	(0.03)	(0.01)
Net (loss) income from discontinued operations	(0.00)	0.00	0.00	(0.00)	0.02
Net (loss) income	(0.02)	(0.00)	(0.00)	(0.03)	0.01

(Losses) earnings per ADS* attributable to BIT Mining Limited-Basic and Diluted
Net loss from continuing operations	(1.40)	(0.41)	(0.16)	(2.30)	(0.59)
Net (loss) income from discontinued operations	(0.31)	0.00	0.00	(0.30)	1.62
Net (loss) income	(1.71)	(0.41)	(0.16)	(2.60)	1.03

* American Depositary Shares, which are traded on the NYSE. Each ADS represents 100 Class A ordinary shares of the Company.

BIT Mining Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of U.S. dollars (“US$”),
except for number of shares, per share (or ADS) data)
(Unaudited)

	Three Months Ended			Twelve Months Ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2023	December 31, 2024
Operating loss from continuing operations	(14,297)	(4,799)	(2,522)	(25,193)	(7,830)
Adjustment for share-based compensation expenses	276	-	219	1,030	1,214
Adjustment for legal contingencies	10,000	-	-	10,000	-
Adjusted operating loss (non-GAAP) from continuing operations	(4,021)	(4,799)	(2,303)	(14,163)	(6,616)

Net (loss) income attributable to BIT Mining Limited	(18,954)	(4,750)	(2,127)	(28,710)	12,071
Net (loss) income attributable to BIT Mining Limited from discontinued operations	(3,416)	-	-	(3,326)	18,927
Net loss attributable to BIT Mining Limited from continuing operations	(15,538)	(4,750)	(2,127)	(25,384)	(6,856)
Adjustment for share-based compensation expenses	276	-	219	1,030	1,214
Adjustment for legal contingencies	10,000	-	-	10,000	-
Adjustment for gain from disposal of long-term investments	-	-	-	(614)	-
Adjustment for impairment of long-term investments	1,408	-	-	1,408	-
Adjustment for changes in fair value of derivative instruments	(498)	(69)	(85)	35	(257)
Adjustment for changes in gain from short-term investments	-	-	(55)	-	(210)
Adjusted net loss attributable to BIT Mining Limited (non-GAAP) from continuing operations	(4,352)	(4,819)	(2,048)	(13,525)	(6,109)
Net (loss) income from discontinued operations, net of applicable income taxes	(3,416)	-	-	(3,326)	18,927
Adjusted net (loss) income attributable to BIT Mining Limited from discontinued operations (non-GAAP)	(3,416)	-	-	(3,326)	18,927
Adjusted net (loss) income attributable to BIT Mining Limited (non-GAAP)	(7,768)	(4,819)	(2,048)	(16,851)	12,818

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	1,111,232,309	1,154,341,490	1,293,350,917	1,102,373,814	1,171,663,331
Diluted	1,111,232,309	1,154,341,490	1,293,350,917	1,102,373,814	1,171,663,331

(Losses) earnings per share attributable to BIT Mining Limited (non-GAAP)-Basic and Diluted
Adjusted net loss from continuing operations (non-GAAP)	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)
Adjusted net (loss) income from discontinued operations (non-GAAP)	(0.00)	0.00	0.00	(0.00)	0.02
Adjusted net (loss) income (non-GAAP)	(0.01)	(0.00)	(0.00)	(0.01)	0.01
(Losses) earnings per ADS* attributable to BIT Mining Limited (non-GAAP)-Basic and Diluted
Adjusted net loss from continuing operations (non-GAAP)	(0.39)	(0.42)	(0.16)	(1.23)	(0.53)
Adjusted net (loss) income from discontinued operations (non-GAAP)	(0.31)	0.00	0.00	(0.30)	1.62
Adjusted net loss (non-GAAP)	(0.70)	(0.42)	(0.16)	(1.53)	1.09

* American Depositary Shares, which are traded on the NYSE. Each ADS represents 100 Class A ordinary shares of the Company.